UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Contents

On September 8, 2025, Ryde Group Ltd (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with several investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering 6,422,000 Class A shares, par value US$0.0002 per Class A share (a “Common Share”), of the Company, at an offering price of US$0.25 (the “Offering”). The Offering is expected to close on or about September 10, 2025, subject to the satisfaction of customary closing conditions.

The Common Shares described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-288587), which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2025 and was declared effective by the Commission on September 2, 2025.

The aggregate gross proceeds to the Company from the Offering, before deducting estimated expenses payable by the Company, will be approximately US$1.6 million.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated September 10, 2025 titled “Ryde Announces Pricing of US$1.6 Million Registered Direct Offering Priced At-the-Market- Under NYSE American Rules”.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters
23.3	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
99.1	Press release dated September 10, 2025
99.2	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: September 10, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer